Exhibit 77I

Class R2, Class R3, Class R4, Class R5 are offered exclusively to certain institutional investors at net asset value without an initial sales charge or contingent deferred sales charge on redemption. These shares do not convert to any other class of shares. Class R5 does not convert to any other class of shares. Class R2 and Class R3 shares have an annual distribution and shareholder servicing (12b-1) fee. Class R2, Class R3 and Class R4 have an annual plan administration services fee.

Class R shares are available to the following investors:
- Qualified employee benefit plans.
- Trust companies or similar institutions, and charitable organizations that meet the definition in Section 501(c)(3) of the Internal Revenue Code.
- Non-qualified deferred compensation plans whose participants are included in a qualified employee benefit plan described above.
- State sponsored college savings plans established under Section 529 of the Internal Revenue Code.

Class I shares are offered exclusively to certain institutional investors at net asset value without an initial sales charge or contingent deferred sales charge on redemption. Class I shares do not have annual distribution and service fees, and do not convert to any other class of shares.

Class I shares are available to any fund distributed by RiverSource Distributors, Inc. and Ameriprise Financial Services Inc., if the fund seeks to achieve its investment objective by investing primarily in shares of the fund and other RiverSource funds and to endowments, foundations and defined benefit plans with a minimum of $5 million.